Mail Stop 3561

June 6, 2007

Mr. Craig S. Miller, Chief Executive Officer
Ruth's Chris Steak House, Inc.
500 International Parkway, Suite 100
Heathrow, Florida 32746

      Re: Ruth's Chris Steak House, Inc.
              Form 10-K for the year ended December 31, 2006
              Filed March 16, 2007
              File No. 000-51485

Dear Mr. Miller:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Linda Cvrkel
                          Branch Chief